United States securities and exchange commission logo





                             April 6, 2022

       Christopher Campbell
       Chief Executive Officer
       Sound Cave Technology Inc.
       43 Cathy Jean Crescent
       Toronto, Ontario, Canada M9V 4T2

                                                        Re: Sound Cave
Technology Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 10,
2022
                                                            File No. 333-263405

       Dear Mr. Campbell:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note disclosure on page 34 that indicates you are a shell company. Please revise this disclosure in light of
your status as a development stage company. Alternatively, disclose prominently in your
prospectus summary and cover that you are a shell company and add a risk factor that
highlights the consequences of shell company status, including the impact on investors'
ability to rely on Rule 144 to resell your securities.
       Cover Page

   2. Please revise your prospectus cover and summary to specify the OTC Market tier to which you expect to apply for
quotation, which we note is identified as OTC Pink on page 7 and
                                                        OTCQB on page 33.
Additionally revise your disclosure to reconcile the apparent
 Christopher Campbell
Sound Cave Technology Inc.
April 6, 2022
Page 2
         inconsistency in timing, described on the cover as immediately following completion of the offering and on page 2 as upon effectiveness of your registration statement.
Summary of the Prospectus
Emerging Growth Company, page 3

3. Please revise your disclosure to reflect that you will continue to be an emerging growth company for the first five fiscal years after completing the offering, unless one of the following occurs:

                your total annual gross revenues are $1.07 billion or more; you issue more than $1 billion in non-convertible debt in the past three years; or
                you becomes a    large accelerated filer,    as defined in
Exchange Act Rule 12b-2.
Risk Factors, page 5

4.       Please expand your disclosure to describe the hurdles you face in developing,
         manufacturing, marketing, and distributing your initial product. Assess the material risks to you and investors if one or more of these hurdles is not overcome in a timely manner or at all.
5. Please include a risk factor that discloses Mr. Campbell's majority ownership following the offering, which may prevent minority shareholders from influencing significant corporate decisions, and highlight the potential conflicts of interest. Please also disclose your reliance on your key executive and the associated material risks.
6. Please include a risk factor disclosing that you are an emerging growth company and that you have elected to opt in to the extended transition period for complying with new or revised accounting standards. Describe the risks resulting from this election, including that your financial statements may not be comparable to companies that comply with public company effective dates.
7. Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.
8. Please remove or revise the risk factor captioned "Foreign Officers and Directors could result in difficulty enforcing rights" to (i) reflect that you are a company incorporated in the United States, (ii) clarify that, although your operations are located in Canada, the rights of investors under U.S. securities laws are subject to full enforcement, (iii) identify
FirstName LastNameChristopher Campbell
       the agent within the United States you have appointed for service of process, and (iv)
Comapany    NameSound
       identify applicableCave   Technology
                             treaty            Inc. between the United States
and Canada relating to
                                    arrangements
April 6,enforceability
         2022 Page 2 of judgments.
FirstName LastName
 Christopher Campbell
FirstName
Sound CaveLastNameChristopher Campbell
              Technology Inc.
Comapany
April       NameSound Cave Technology Inc.
       6, 2022
April 36, 2022 Page 3
Page
FirstName LastName
Use of Proceeds, page 10

9. Please revise this section for consistency with the uses of proceeds described within the stages of your business (or operating) plan on pages 19-21, addressing the following:

                The application table allocates most proceeds to "product development," although the preceding sentence states, "The net proceeds of this Offering will be used for working capital" and your business plan describes multiple additional uses; please reconcile.

                Clearly disclose here that your level of operations, and ability to implement each stage of your business plan, depend upon the amount of proceeds received in the offering. Reflect the priority of uses in the application table, with a cross-reference to your business section for further details.

                Reconcile the statement, "It is estimated that product development will be $40,000 to
              $50,000," with your business plan, which appears to indicate at least half the proceeds are needed for product development (including design, prototyping, and testing).

                Remove the statement on page 26 that appears to indicate $110,000 will enable you to complete your plan of operations for the next 12 months, or revise for consistency with the foregoing, including explanation of relevant terms. Description of our Business, page 14

10. Please revise this section to provide a clear description of your business, providing specific information as to your actual and planned operations. Your disclosure should include the following, without limitation:

                Describe the current design and/or development stage of your initial product. If true, disclose that this is still in concept-stage, no working prototype has yet been created, and the technology may not function as planned. Consider defining what is meant by your use of the terms "design" and "development" for clarity throughout the prospectus.

                Describe the major steps and expected timing to complete the design and/or development of your product. Explain if testing will be conducted to determine whether the electronic technology stands up to real-world use conditions, such as repeated washing and drying. Explain your arrangements to have the design and prototype[s] tested by "social media influencers, athletes and other known entities or brands" (page 20).

                Revise your disclosure regarding "securing a manufacturing facility" to clarify whether you intend to enter manufacturing arrangements with a third party in China to produce one or more prototypes and/or marketable products. Clearly state, if true,
 Christopher Campbell
FirstName
Sound CaveLastNameChristopher Campbell
              Technology Inc.
Comapany
April       NameSound Cave Technology Inc.
       6, 2022
April 46, 2022 Page 4
Page
FirstName LastName
              that you expect your third-party manufacturer to source the supply of garments and electronic components. Identify the conditions under which you would invest in local manufacturing facilities rather than rely on a third-party manufacturer, and describe your expected sources of supply in this scenario. Disclose the expected timing to commence commercial manufacturing.

                Clearly identify your expected initial target market(s), marketing channels, and distribution arrangements. Disclose the expected timing to launch your product for initial sales and delivery. Remove references to global markets and teens or young adults worldwide, or provide details to support such expansive marketing plans.

                Delete references to companies, products, and persons that have no relationship to your business, except as may be appropriate to identify your potential competitors.
              Delete references to strategic partnerships, co- and cross-branding, cross-market, merchandizing programs, and other purely prospective opportunities.

                Describe how your product is expected to function and be operated by the user. For instance, will the bluetooth headphones be in contact with the user's ears; will others be able to hear audio and, if so, how will this limit usage; will an app need to be developed and downloaded to control volume and other settings?

                Describe what type of service and warranties you will provide for your products, if any.

                With respect to timing, clarify whether the timeframes disclosed on pages 19-20 are measured from the completion of the offering, from the date initial proceeds are received, or some other date.
11. We note disclosure on page 15 that investors should carefully review your business plan in association with the prospectus before purchasing shares. Please clarify whether this refers to your "plan of operations" described on pages 19-20 or to a different plan. If the latter, please describe that plan in your disclosure and why it differs from your plan of operation.
12. The website provided in your prospectus does not appear to be functional. Please disclose the timing for when your website will be active with content.
13. With reference to the statement, "The key brands to tie to are iOS Apple and the major
         Android brands including LG," please disclose whether your product will be designed for use with a particular mobile operating system to the exclusion of other operating systems.
         Further clarify whether you will need permissions or agreements in order for your product to operate via a user's cell phone. Also, if you currently have no basis to indicate your undeveloped product could be used with these brands, please revise to make that clear or delete the disclosure entirely.
 Christopher Campbell
FirstName
Sound CaveLastNameChristopher Campbell
              Technology Inc.
Comapany
April       NameSound Cave Technology Inc.
       6, 2022
April 56, 2022 Page 5
Page
FirstName LastName
Plan of Distribution
Procedures for Subscribing, page 14

14. Please revise your disclosure to address the following, along with conforming changes to page ii as appropriate:

                Revise your disclosure regarding payment methods and procedures for consistency with the provisions of section 2.2 of the subscription agreement filed as Exhibit 99.1.
              Please tell investors how you will inform them as to the identity of the escrow agent.
              If there is an escrow agent, please identify them and reconcile with the disclosure that the proceeds are immediately available to you. We further note that the subscription agreement does not appear to set forth your delivery address.

                Clarify the method and timing for issuance of shares to subscribers, with reference to the period of time following your receipt of payment. We note in this regard that your transfer agent has yet to be determined.

                We note disclosure that you will deliver stock certificates "approximately 30 days after the close of the offering or as soon thereafter as practicable." Revise to clarify whether stock certificates will be issued to subscribers in relation to each closing, as defined in the subscription agreement, or upon completion of the overall offering.
Directors, Executive Officers, Promoters and Control Persons, page 29

15. Please revise your disclosure to more specifically describe Mr. Campbell's principal occupations and employment during the past five years. Please refer to
Item 401(e) of
         Regulation S-K.
Board Committees; Corporate Governance, page 30

16. We note disclosure that you expect your Board of Directors to appoint committees and such persons thereto as "are expected to be required to meet the corporate governance requirements imposed by a national securities exchange" in the near future. Please revise or explain how such committees and appointees will be possible given that you currently have a sole director. Specify the corporate governance requirements with which you intend to comply and your expected timing for compliance. Revise the following phrase to reconcile the apparent inconsistency with disclosure elsewhere that you intend to apply for OTC quotation: "until we elect to seek listing on a national securities exchange."
Certain Relationships and Related Transactions, page 32

17. We note that the first dilution table on page 11 identifies a $10,000 capital contribution by your "existing stockholders." Please revise your disclosure to explain whether Mr.
         Campbell paid this capital contribution in connection with the issuance to him of
 Christopher Campbell
Sound Cave Technology Inc.
April 6, 2022
Page 6
         10,000,000 shares. Additionally revise Item 15 of Part II to disclose the compensation, or lack thereof, for the issuance of these shares.
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

18.      Please have your auditor revise their report:

                To correctly state the net loss as $14,732 in the second paragraph; and
                To change the date of the audit report to January 28, 2022.
19. We note your independent auditor is located in New Delhi, India. Please explain the relationship between the location from which the audit report was rendered and the location of your principal place of business in Toronto, Ontario. Include a discussion of where your financial records are maintained and where the audit work was principally conducted.
Item 16. Exhibits and Financial Statements Schedules
Exhibit 3.1, page II-2

20. Please refile Exhibit 3.1 in the proper text-searchable format. Please refer to Section
         5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 60, December
         2021) and Item 301 of Regulation S-T.
Exhibit 5.1, page II-2

21.      Please revise the opinion filed as Exhibit 5.1 as follows:

                Remove the clause "until the securities are quoted on a nationally recognized exchange and thereafter at prevailing market prices or privately negotiated prices"
              from the first paragraph; and

                Remove references to "the shares held by the selling shareholders" from the penultimate paragraph and the reference to "selling stockholder" in the legend on the prospectus cover page.

         If, however, you intend to register the resale of your shares, please revise the disclosure throughout your registration statement.
Exhibit 23.1, page II-2

22. Please have your auditor revise its consent to refer to the "use" of the report in the
FirstName LastNameChristopher Campbell
       registration statement, rather than to its "incorporation by reference." Additionally, the
Comapany     NameSound
       consent           Cave
                should also    Technology
                            include          Inc. acknowledging the reference
to them as an expert
                                    a statement
April 6,in2022
           accounting
               Page 6 and auditing. Refer to Rule 436 of Regulation C. FirstName LastName
 Christopher Campbell
FirstName
Sound CaveLastNameChristopher Campbell
              Technology Inc.
Comapany
April       NameSound Cave Technology Inc.
       6, 2022
April 76, 2022 Page 7
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Dale Welcome at 202-551-3865 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Byron Thomas